Sub-Item 77O: Transactions Effected Pursuant To Rule 10f-3

Name of Fund:	Goldman Sachs International Real Estate Securities Fund
Name of Underwriter or Dealer Purchased From:	SMBC Nikko Securities (Hong Kong) Limited
Names of Underwriting Syndicate Members:
Goldman Sachs International; Citigroup Global Markets Inc.; Daiwa Capital Markets Europe Limited; Daiwa Securities Co., Ltd.; Merrill Lynch, Pierce, Fenner & Smith, Inc.; Mitsubishi UFJ; Morgan Stanley Securities Co., Ltd.; Mizuho Securities USA Inc.; Nomura Securities Co., Ltd; Okasan Holdings, Inc.; SMBC Nikko Securities Inc.; UBS Securities LLC

Name of Issuer:	Mitsui Fudosan Co Ltd
Title of Security:	MITSUI FUDOSAN CO., LTD.JAN 2053
Date of First Offering:	06/17/2014
Dollar Amount Purchased:	$675,697
Number of Shares or Par Value of Bonds Purchased:	22,000
Price Per Unit:	3,138.00
Resolution Approved:	Resolution adopted at the Meeting of the Board of Trustees on August 14, 2014.*